April 27, 2005

Via Facsimile 202.942.9528
and Via EDGAR

Mr. James Murphy
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Re:	Toreador Resources Corporation Form 10-K, for the year ended December 31, 2004 File No. 0-02517

Dear Mr. Murphy:

     On behalf of Toreador Resources Corporation (the “Company”), we are submitting the Company’s responses to the engineering comments to the Company’s Form 10-K for the year-ended December 31, 2004 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated April 19, 2005. Please be advised that separately we will be responding to the accounting comments to the Form 10-K set forth in the letter from the SEC dated April 15, 2005.

     The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.	You disclose that 69% of your proved reserves in France and 31% of your proved reserves in Turkey will not be produced until after the exploitation permits have expired. These post-expiration volumes represent almost 60% of your total proved reserves. As we indicate on our website at: www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm it is the staff’s position that automatic renewal of such agreements cannot be expected if the regulatory body has the authority to end the agreement unless there is a long and clear track record which supports the conclusion that such approvals and renewals are a matter of course. Please revise your document to remove these reserves from the classification of proved reserves until such time that the contracts have been legally renewed.

Response: In conjunction with its independent petroleum engineers, LaRoche Petroleum Consultants, Ltd., the Company determined the proved reserves for its Turkish and French permits as of December 31, 2004 in accordance with the applicable industry

Mr. James Murphy
April 27, 2005

standards and guidelines. The Company believes that the Turkish and French permits to which the proved reserves are credited will be renewed as a matter of course pursuant to a long and clear track record and that proved reserves relating to the post-expiration of the permit period should, therefore, be included in the Company’s proved reserves totals.

In order to substantiate this treatment, in the fall of 2001 in connection with a Form S-4 Registration Statement (No. 333-72314), the Company provided the SEC with, among other items, copies of (i) the legal opinion of the Yazici Law Offices dated November 30, 2001, and filed as Exhibit 99.3 to the Form S-4 Registration Statement with regard to the Turkish permits and (ii) a letter from the French Ministry of Economy, Finance and Industry dated December 3, 2001. Copies of these documents are enclosed herewith. These documents (along with the correspondence regarding various supporting communications) were provided at such time to substantiate the fact that as a matter of course and pursuant to a long and clear track record these permits would be renewed. The permits referenced in the Form 10-K are the same permits that are the subject of the information provided to the SEC.

In pertinent part, the Yazici Law Offices legal opinion states: “We are of the opinion that the petroleum right holders continuing the production of economical quantities of petroleum and applying the good oil field practice during the conduct of the petroleum operations in Turkey will automatically be granted with the extension of the lease term at the end of the initial twenty years.” The Company has verified with the Yazici Law Offices that this legal opinion continues to be accurate. Based on a review of publications of exploitation permits in Turkish newspapers and conversations between representatives of the Company and the General Directorate Petroleum Affairs (the “GDPA”) of Turkey, the Company has learned that since 1998, there have been at least thirty (30) renewals of exploitation permits, with a majority of those renewals occurring since 2001. In addition, the GDPA has indicated that the renewal of an exploitation permit has never been denied.

The French Ministry of Economy, Finance and Industry verified in the prior correspondence that is attached hereto that there was no competitive bidding or public scrutiny in connection with the renewal of these French exploitation permits. Additionally, in accordance with correspondence provided in 2001, representatives of the Company were advised by the French Ministry that where financial and technical qualifications have been met by the applicant, the result would be a renewal of the permit. The Company’s French attorney, Ran Hamou, has verified that the French Mining Code has not changed since December 3, 2001 with regard to the renewal of the

Mr. James Murphy
April 27, 2005

exploitation permits. He has also verified that the financial and technical qualifications criteria for the renewal of an exploitation permit are the same as the financial and technical qualifications criteria for the initial granting of an exploration or exploitation permit. The Company’s wholly-owned indirect subsidiary, Madison Energy France, has been operating in France since 1993 and has never been denied the granting of any exploration or exploitation permit for which it has applied. Since 2001, DHYMA (the French agency in charge of permits) reports that three (3) exploitation permits have been renewed and that no requests for the renewal of an exploitation permit have ever been denied.

Therefore, the Company believes that there is a long and clear track record supporting its conclusion that the renewal of these permits will be as a matter of course.

2.	We note the large positive revision of oil reserves in France in 2002 and we also note that your oil production rate in France has not significantly changed since 2002. Your reserve life in France is currently over 27 years. Supplementally, please provide us with the technical justification for these reserves and the reason that they were increased in 2002. In addition, please tell us of your plans for increasing production of these reserves and for developing the remaining proved undeveloped reserves.

Response: The positive revision of French oil reserves in 2002 was the direct result of the increase in oil prices from 2001 to 2002. The average price per barrel for French oil was $29.50 for the 2002 reserve amounts, a 75% increase over the 2001 average price per barrel of $16.88. The Company’s French reserves are produced at a high lifting cost. The increased oil price extended the productive life of the assets.

With regard to the French production, the Company acquired the French reserves on December 31, 2001 through the acquisition of Madison Oil Company. At the time of the acquisition, Madison Oil Company was party to a credit facility with Barclays Bank PLC (“Barclays”). Barclays informed the Company within three (3) months after the acquisition of Madison Oil Company that it was abandoning the reserve-based lending business. Barclays requested that the Company transfer the credit facility or retire it. The Company continued during this period in its attempts to restructure this financing in order to commence development of these reserves. In January 2004, the facility was retired. Until the facility was retired, Barclays had required that all cash generated from the Company’s foreign operations be used to repay the facility. Therefore, the Company was unable to drill its French proved undeveloped reserves until the facility was discharged.

Mr. James Murphy
April 27, 2005

Following the retirement of the Barclays facility, the Company began an aggressive drilling program in France by spending over $6 million for the drilling of seven new wells and numerous workovers. French production increased to 106,000 barrels in the fourth quarter of 2004, a 20% increase over the first quarter of 2004. Currently, the Company has $10 million budgeted for 2005 capital projects in France.

If you have any comments to our responses, please call me at 214.651.5562.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry
Direct Phone Number: 214.651.5562
Direct Fax Number: 214.200.0620
Janice.Sharry@haynesboone.com

JVS:tk
D-1337531_1.DOC

cc:	H. Roger Schwall (202.942.9528) G. Thomas Graves III Douglas W. Weir

YAZICI LAW OFFICES

Piyade Sokak No. 18/10
Cankaya 06540 Ankara
Phone : 90 b312 442 5083
Facsimile : 90 312 440 0630
e-mail: mvazici@yazici-hukuk.com.tr

November 30, 2001

Madison Oil Company
9400 North Central Expressway, Suite 1209
Dallas, Texas 75231

Re:     Registration Statement on Form S-4 333-72314

We, the members of Ankara Bar Association acting as the special Turkish counsel to Madison Oil Company (“Madison”) hereby declare that we have reviewed the section of Amendment No. 3 of Form S-4 (“Amendment No. 3”) of Toreador Resources Corporation entitled “Information About Madison” as it relates to Madison’s operations in Turkey. In this regard, Madison currently has permits covering the Zeynel field (the “Zeynel Permit”), the Cendere Field (the “Cendere Permit”), the Thrace Basin (the “Thrace Permits”) and the Calgan exploration permit (the “Central and SE Exploration Permits”), the actual permits having been reviewed by us.

The disclosure under “Information About Madison” in Amendment No. 3 concerning the Zeynel Permit, the Cendere Permit, the Thrace Permits and the Central and SE Exploration Permits (other than reserve, well, acreage and drilling information relating thereto) contains a description of all material terms of these permits and is complete and accurate in all material respects as such information relates to such permits.

The Turkish Petroleum Law dated March 7, 1954 no. 6326 as amended (“Petroleum Law”) stipulates the rights and obligations of the petroleum right holders who holds either exploration licenses or exploitation leases to explore, develop and produce hydrocarbons. Madison, with two different legal entities acting as the petroleum right holder in Turkey both performs exploration and production activities. The exploration licenses granted for such purpose will have the exclusive right to convert such license into an exploitation lease in case of an oil discovery. The exploration License terms are four years with the condition to be extended for two years twice provided that drilling obligations stipulated in the Petroleum Law is satisfied.

The Exploitation Leases are granted for a period of twenty years. If an exploration license is extended for development under the Petroleum Law after a discovery on the exploration license, the term of such extension is credited as a part of the exploitation lease.

Upon application by a petroleum right holder holding an exploitation lease, who has complied fully with his obligations, the lease may be renewed twice by the decision of the council of ministers for a additional term not exceeding ten years each time if found in appropriate with the national interest, technical and economical terms and so proposed by the general directorate of the petroleum affairs (“GDPA”).

We are in the opinion that the petroleum right holders continuing the production of economical quantities of petroleum and applying the good oil field practice during the conduct of the petroleum operations in Turkey will automatically be granted with the extension of the lease term at the end of the initial twenty years.

The exploitation lease may be revoked in case the petroleum right holder fails to produce petroleum therefrom in economical quantities within the first year, upon the ninety days notification from GDPA or in case the petroleum produced in economical quantities during the first year from the lease ceased thereafter, is not resumed following the ninety days notification from GDPA. However no notice shall be given before the expiration of three months from the cessation of production or before the expiration of one year from the cessation of production if exploratory or development drillings on the lease area being carried out with due diligence.

Any dispute arising from GDPA’s or the council of ministers decision will be settled through the high administrative court of Council of State.

We hereby also consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 (No. 333-72314) relating to the merger of a wholly-owned subsidiary of Toreador Resources Corporation with and into Madison Oil Company and to the references to our firm name in such Registration Statement in the Information About Madison, and the Legal Matters sections and any summaries of our opinion contained in any such sections.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Murat Yazici
Senior Partner Yazici
Law Offices

[Logo French Republic]

Paris 3 December 2001

DIRECTION GENERALE DE L’ENERGIE ET DES MATIERES PREMIERES
DIRECTION DES RESSOURCES ENERGETIQUES ET MINERALES
BUREAU 18 — EXOPLORATION — PRODUCTION — DES HYDROCARBURES
41 BOULEVARD VINCENT AURIOL
75703 PARIS CEDEX 13
TELEPHONE/ 01 53 94 14 81	103115-0008

Dear General Director,

As agreed in our telephone conversation of Friday 30 November 2001 with the bureau of exploration and production of hydrocarbons, you will find attached a document indicating the conditions upon which, pursuant to the French Mining Code and its application decree, a hydrocarbons concession can be prolongated.

Best regards,

Olivier Ravel
In charge of the sub-division
of Hydrocarbons Supplying.

MADISON ENERGY France S.C.S.
Monsieur Emmanuel MOUSSET
Directeur Général
13/15 boulevard de la Madeleine
75001 Paris

[Logo Ministry of Economy Finance and Industry]

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Conditions upon which, pursuant to the Mining Code and its application decree, a hydrocarbon concession can be extended.

(as at December 3,2001)

Mines can onlv operated pursuant to a concession bv a corporation having the technical and financial capacities. This concession can be extended

Extract of MINING CODE: “............

TITLE 111
Mineral Development
Section 21
(Law No 94-588 dated 15 July 1994, Section 4)
(Law No 98-297 dated 21 April 1998, Section 3)

Subject to the provisions of article 22, mines can only be worked under a concession or by the State.

In overseas départements, with the exception of liquid or gaseous hydrocarbons, mines can also be worked under an extraction authorisation or extraction permit granted in the conditions stipulated in chapter IV of this section.

Section 25
(Law No 94-588 dated 15 July 1994, section 5)

The concession is granted by administrative order of the order of the Council of State after a public inquiry and competitive bidding subject to application of the provisions of article 26 and an undertaking to comply with the general conditions. As necessary, the general conditions shall be supplemented by specific conditions detailed in specifications. The general and specific conditions are defined by administrative order of the Council of State and notified beforehand to the bidders.

Nobody can obtain a concession unless in possession of the technical and financial capability necessary for successful completion of the exploration and needed to meet the obligations mentioned in articles 79, 79-1 and 91. An order of the Council of State defines the criteria for evaluating this capability, the criteria for allocation of rights and the procedure for examination of concession applications.

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When an inventor fails to obtain the concession for a mine, the concession order sets the compensation due to it by the concession holder. In this case, the inventor is called on beforehand to present its observations.

Section 29
(Law No 77-620 of 16 June 1977, art.6)

I. — The duration of a mining concession is set by the concession instrument. It cannot exceed fifty years.

11. — A mining concession can be the subject of successive prolongations, each one not exceed twenty-five years.

In order to obtain an extension of the mining title, the holder of the title must send an application to the minister in charge of mines 2 years at least and 5 years at the most before the expiry of the title. This application shall not be referred to competitive bidding nor public enquiry.

Extract of DECREE No 95-427 of 19 April 1995, RELATED to MINING TITLES, modified by decrees n° 98-970 of 26-10-1998 and 2001-50 of 17-01-2001.

TITLE III

MINERAL RIGHTS PROLONGATION

Art 25 — The application for prolonging the validity of mineral rights shall be addressed to the Minister in charge of Mines by registered letter return receipt requested four months before termination of the period of validity in the case of an exclusive exploration permit and two years at least and five at the most in the case of a concession.

Art. 26 — If the application covers only one département, the Minister shall forward it to the Prefect, who shall proceed with the consultations specified, as the case may be, under Articles 10 and 18 hereinabove.

     [The prolongation application shall not be referred to competitive biding.

     In the case of a concession, the prolongation application shall not be referred to a public inquiry. ]

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     If the applicant has not satisfied all its obligations, the Prefect shall inform said applicant by registered letter return receipt requested of the objections to its application within a period of two months as of the reception thereof. The applicant shall have one month to reply.

     The Prefect shall gather the file, the opinions of the administrative departments, the reports and opinion of the Regional Director of Industry, Research and Environment, and shall forward these, with the Prefect’s opinion, to the Minister in charge of Mines.

Art. 28 — The prolongation application shall be issued in an administrative order of the Minister in charge of Mines in the case of an exclusive exploration permit and by decree in the “Conseil d’Etat” in the case of a concession.

     [In the event that by the termination date of the current period of validity, the prolongation application has not yet been ruled on, the holder of the permit or the concession shall be exclusively authorized, until a decision takes place, to continue the works within the limits or perimeters covered in the prolongation application.]

Besides technical and financial capabilities, the qualitv of preliminarv studies realised in order to define the scope of work presented are criterias to extend a mining title.

Extract of DECREE No 95-427 of 19 April 1995, RELATED to MINING TITLES modifiée by decrees n° 98-970 of 26-10-1998 and 201-50 of 17-01-2001.

Art.3. — In order to prove its technical capacity, the mineral rights’ applicant shall furnish in support of the application, in addition to the documents mentioned, as the case may be, under Article 7 or 14 of this decree:

(a) The titles, diplomas and professional references of the management of the company in charge of monitoring and conducting the exploration or production.

(b) The list of the exploration or production works in which the company participated during the last three years, with a summary description of the largest works.

(c) A description of the technical means contemplated for carrying out the works.

The Prefect in charge of reviewing the application may request any additional information he or she shall deem relevant.

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Art. 4 - In order to prove the financial capacity, the applicant of mineral rights shall furnish in support of the application and subject to the same conditions as provided for in Article 3 hereinabove, the following:

a)	Appropriate bank references;

b)	The last three balance sheets and income statements of the company.

The Prefect may request any additional information in connection with the above-mentioned documents.

If the applicant proves unable to supply the references required hereinabove, said applicant may be authorized to prove financial capacity by means of any other appropriate document.

Art. 5 - For the implementation of the provisions of Articles 9 and 25 of the French Mining Code, the criteria for granting mining rights are, in addition to technical and financial capacity:

a)	The quality of the preliminary studies carried out in defining the work schedule.

b)	The technical quality of the work programs presented.

c)	The level of financial commitments of the exploration works.

d)	The efficiency and skill that applicants showed when other mining rights were granted, in particular regarding environmental protection.

e)	The possible proximity of an area already explored or developed by the applicants.

Art. 14 - The application for a concession shall include a file containing the documents needed to identify the applicant, a technical memorandum, a description of the exploration work, maps, an impact notice as defined in Article 7 , paragraph one, hereinabove and a commitment to comply with the general terms provided for in Article 25 of the French Mining Code.

Said application shall be addressed to the Minister in charge of Mines by registered letter return receipt requested. The applicant may address in a separate envelop information that may breach said applicant’s inventor or industrial property rights.